EXHIBIT 99.2

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS MARCH 2006 PERFORMANCE

HOUSTON, April 3, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in March 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 891 million, up 19.4 percent over March 2005, and available seat miles (ASMs) increased by 14.4 percent compared with March 2005. ExpressJet's March load factor was 77.5 percent, a 3.3 point increase over March 2005. The company flew 80,103 block hours, compared with 70,094 block hours in March 2005, and operated 42,765 departures, versus 37,997 departures in March 2005.

Also in March 2006, ExpressJet operated at a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.9 percent during the month. In March 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.8 percent.

During the month, ExpressJet accepted delivery of one 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 270 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

March	2006	2005	Change
Revenue Passenger Miles (000)	891,063	746,054	19.4 Percent
Available Seat Miles (000)	1,149,345	1,004,967	14.4 Percent
Passenger Load Factor	77.5 Percent	74.2 Percent	3.3 Points
Block Hours	80,103	70,094	14.3 Percent
Departures	42,765	37,997	12.5 Percent

YEAR-TO-DATE	2006	2005	Change
Revenue Passenger Miles (000)	2,317,954	1,952,690	18.7 Percent
Available Seat Miles (000)	3,081,950	2,739,940	12.5 Percent
Passenger Load Factor	75.2 Percent	71.3 Percent	3.9 Points
Block Hours	214,192	191,276	12.0 Percent
Departures	115,093	103,638	11.1 Percent

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